Via Facsimile and U.S. Mail
Mail Stop 6010

September 12, 2006

Mr. Stephen W. Lilienthal
Chief Executive Officer
CNA Financial Corporation
CNA Center
Chicago, IL   60685

Re: **CNA Financial Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed on March 8, 2006
       File No. 001-05823

Dear Mr. Lilienthal:

       We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief